PRESS RELEASE

Filed by Guidant Corporation pursuant to
Rule 425 under the Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934, as amended.
Subject Company: Cook Group Incorporated
Filer's Commission File No.: 1-13388

DATE:	October 2, 2002

CONTACTS:	Steven Tragash, Corporate Communications, 317-971-2031 Andy Rieth, Investor Relations, 317-971-2061

Guidant Comments on Cook-Boston Scientific Litigation
Conference Call/Webcast Scheduled at 11AM EDT Today

Indianapolis, Ind.—October 2, 2002— Guidant Corporation (NYSE and PCX: GDT) reported that the United States District Court for the Northern District of Illinois yesterday issued an injunction prohibiting any performance under the agreements between Cook Incorporated and Guidant relating to the development and distribution of paclitaxel eluting stents. The injunction also prevents the use of information, data or technology generated or gathered in connection with the agreements.

“Guidant continues to be committed to advancing this important lifesaving therapy and will pursue alternative pathways to bring drug eluting stent technology to market,” said Ronald W. Dollens, president and CEO, Guidant Corporation. “Cook plans to immediately seek a stay of the injunction and appeal the judge’s ruling. We will also continue to aggressively pursue the Guidant vs. Boston Scientific litigation. We believe that the proposed acquisition of Cook Group is consistent with the terms of the Angiotech license agreement and should allow commercialization of the ACHIEVE Stent System.”

Guidant and Cook Group Incorporated jointly announced on July 30, 2002 that Guidant has agreed to acquire Cook Group Incorporated in a stock-for-stock transaction.

Guidant believes that the acquisition of Cook Group by Guidant provides a new structure that should allow the companies to develop and market the ACHIEVE Stent System. In fact, the Court ruled that, “Cook is correct in asserting that it would be unfair to foreclose any possible involvement in paclitaxel-coated stents by ACS or other parties.” Guidant’s declaratory judgment action filed on July 30 will provide Guidant an opportunity to show the Court how the merger will allow Guidant to bring this technology to market.

In parallel to the legal motions, Cook has indicated that they will aggressively pursue European commercialization and U.S. Food and Drug Administration (FDA) approval of a paclitaxel eluting stent system.

Financial Guidance
 If Cook is granted a stay of the injunction, Guidant expects to make its FDA submission by year end. Consequently, full-year 2003 financial guidance will remain unchanged. If the motion for a stay is denied, Guidant will revise its previously announced full-year 2003 financial guidance to $3.0 - $3.2 billion in revenue and adjusted earnings per share to $1.95 -$2.01.

Conference Call/Webcast
 Guidant will host a conference call/webcast today, October 2, at 11:00 a.m. EDT to discuss yesterday’s ruling. The call will be hosted by Guidant’s President and CEO Ronald W. Dollens. Also participating on the call will be Vice President, General Counsel Debra F. Minott and Vice President, Finance, and CFO Keith E. Brauer.

The live webcast of Guidant’s conference call will be accessible through Guidant’s website at www.guidant.com/webcast or at CCBN’s individual investor center at www.companyboardroom.com. The webcast will be archived on both websites for future on-demand replay.

Guidant Corporation pioneers lifesaving technology, giving an opportunity for better life today to millions of cardiac and vascular patients worldwide. The company, driven by a strong entrepreneurial culture of more than 10,000 employees, develops, manufactures and markets a broad array of products and services that enable less invasive care for some of life’s most threatening medical conditions. For more information visit www.guidant.com.

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This press release includes forward-looking statements concerning financial guidance, litigation and the Cook Group transaction. The statements are based on assumptions about many important factors, including continuing developments relating to the case, competitive developments, regulatory processes and timelines, clinical developments, and other factors listed on exhibit 99.1 to Guidant’s most recent 10-K. As such, they involve risks that could cause actual results to differ materially. The company does not undertake to update its forward-looking statements.

Additional Information
 Guidant intends to mail a proxy statement to its shareholders in connection with the Cook Group transaction. Investors and security-holders of Guidant are urged to read the proxy statement when it becomes available because it will contain important information about the companies, the transaction, the persons soliciting proxies relating to the transaction, and related matters. When available, investors and security-holders may obtain a free copy of the proxy statement at the SEC’s web site at www.sec.gov. A free copy of the proxy statement may also be obtained from Guidant.

In addition to the proxy statement, Guidant files annual, quarterly, and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements, and other information at the SEC’s public reference room located at 450 5th Street, N.W., Washington, D.C., 20549, or any of the SEC’s other public reference rooms located in New York and Chicago. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. These SEC filings are also available for free at the SEC’s web site at www.sec.gov. A free copy of these filings may also be obtained from Guidant.

Information concerning participants
 Guidant and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Guidant’s shareholders in favor of the transaction. Information about the directors and executive officers of Guidant may be found in Guidant’s definitive proxy statement for its 2002 annual meeting of shareholders and in Guidant’s annual report on Form 10-K for the fiscal year ended December 31, 2001.

System requirements for the webcast include Internet Explorer 5.0 (or higher) or Netscape Navigator 4.0 (or higher). Users also should have the most recent version of Windows Media Player, which can be downloaded for free at http://www.microsoft.com/windows/windowsmedia/en/download/. Users may experience varying levels of performance based on their connection speed, system capabilities and presence of a corporate firewall. To ensure a connection, users should go to the program five to 15 minutes before its start.